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Exhibit 99(a)(1)(H)

Nordic Telephone Company ApS

        2 December, 2005

Dear TDC ADS Holder,

        Enclosed please find the offer document relating to our tender offer for all shares ("TDC Shares") and all American Depositary Shares, each representing one-half of one TDC Share, evidenced by American Depositary Receipts of TDC A/S ("TDC ADSs"). You should read the enclosed Offer Document and the related letter of transmittal in their entirety because they contain important information regarding this Tender Offer. Capitalized terms not defined in this letter have the meanings set forth in the attached Offer Document.

  Who we are

        We are a private limited liability company organized under the laws of the Denmark, indirectly wholly-owned by certain investment partnerships directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited.

  The tender offer

        We are offering to purchase from TDC ADS Holders the U.S. dollar equivalent of

        DKK191 in cash per TDC ADS,

without interest, subject to adjustment as stated in Section 4, "Terms, conditions and acceptance procedure for the Tender Offer" of the Offer Document.

        The offer price represents a premium of approximately:

  •
  39.3% relative to the average share price on 16 August 2005, the last day of trading before the date of TDC's Stock Exchange Release No. 17 commenting on an article in the press regarding possible approaches to TDC about a potential offer to buy the whole of TDC;

  •
  44.7% relative to the average TDC share price over the last 3 months prior to 17 August 2005; and

  •
  117.0% relative to the share price in SBC Communication Inc.'s sale of 69,436,344 TDC shares (32.1% of TDC's share capital) as of 10 June 2004.

        ADS Holders will receive consideration converted into U.S. dollars at the exchange rate obtained by the U.S. Settlement Agent on the spot market as soon as practicable after receipt of funds from the Bidder. See Section 4, "Terms, conditions and acceptance procedure for the Tender Offer" of the Offer Document.

  TDC's management is supportive of this Tender Offer

        The board of directors of TDC has recommended that Holders of TDC Shares and TDC ADS Holders accept the Tender Offer.

  How to accept this Tender Offer

        The enclosed offer document contains detailed instructions about how to tender your TDC ADSs. If you have questions about how to tender your TDC ADSs, or other questions about this Tender Offer, you can call the information agent at 00 800 7710 9971 (toll-free in the EU) or +1 877 825 8631 (toll-free in the U.S. and Canada).

        Your participation is important. Please note that, among other conditions, it is a condition to the Tender Offer that at the end of the Offer Period, we own or have received valid acceptances in respect of an aggregate of more than 90% of the Share Capital and Votes or such lower percentage of the Share Capital and Votes as will permit us to effect a Compulsory Acquisition under Danish law. See Section 4, "Terms, conditions and acceptance procedure for the Tender Offer – Conditions" of the Offer Document.

Sincerely,

Nordic Telephone Company ApS

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